UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 69749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Ledger ATS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

862 Patriot Drive #A
(No. and Street)

Moorpark	CA	93021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel White (646)530-8311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __**Daniel White**, swear (or affirm) that, to the best of my knowledge and belief the accompanying__

financial statement and supporting schedules pertaining to the firm of

__**American Ledger ATS, LLC**__ , as

of __**December 31**__ , __**2018**__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Brian Colтом
Notary Public

**See attached
California Acknowledgment**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California)

County of Ventura)

On February 27, 2019 before me, Brian Cowan, Notary Public (here insert name and title of the officer)

personally appeared Daniel A. White

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BRIAN COWAN
COMM. #2135428
Notary Public - California
Ventura County
My Comm. Expires Dec. 26, 2019

Signature Brian Cowan

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Oath or Affirmation

containing ______ pages, and dated ______.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ______ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______

representing: ______ Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ ______

AMERICAN LEDGER ATS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

AMERICAN LEDGER ATS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2018

TABLE OF CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Ledger ATS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Ledger ATS, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

AMERICAN LEDGER ATS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets	
Cash	$ 118,750
Fees Receivable	32,694
Deposit with Clearing Broker	9,997
Prepaid Expenses	4,469
Total Assets	$ 165,910

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Due to Related Party	$ 2,250
Accrued Expenses	244
Total Liabilities	2,494
Member's Capital	163,416
Total Liabilities and Member's Capital	$ 165,910

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues		
Data Processing Fees	$	292,059
Expenses		
Professional Fees		29,500
Other Operating Expenses		27,429
Regulatory Fees		12,074
Occupancy Expenses		7,800
Total Operating Expenses		76,803
Net Income	$	215,256

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2018

Balance - January 1, 2018	$	163,160
Member's Distributions		(215,000)
Net Income		215,256
Balance - December 31, 2018	$	163,416

AMERICAN LEDGER ATS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Income	$ 215,256
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in Fees Receivable	(17,992)
Increase in Deposit with Clearing Broker	(9,997)
Increase in Prepaid Expenses	(1,971)
Decrease in Due to Related Party	(4,950)
Decrease in Accrued Expenses	(549)
Net Cash Provided by Operating Activites	179,797
Cash Flows From Financing Activities	
Member's Distributions	(215,000)
Net Cash Used in Financing Activities	(215,000)
Net Decrease in Cash	(35,203)
Cash - Beginning of Period	153,953
Cash - End of Period	$ 118,750

See Accompanying Notes to Financial Statements

Note (1) - Nature of business:

American Ledger ATS LLC, formally Creditstation ATS, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of March 6, 2017. The Company engages primarily in providing various data processing services for trading of fixed income securities.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Data processing fees are recorded when earned.

The Financial Accounting Standards Board ('FASB') has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue as data processing services are rendered, as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

(B) Cash:

The Company maintains its cash in a high-quality financial institution. Balances at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) Summary of significant accounting policies – cont'd

(D) Income taxes:

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration:

All of the Company's data processing fee revenue earned during 2018 was from one customer.

(F) New Accounting Pronouncements:

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the impact that adoption of the new accounting guidance may have on its financial statements.

(G) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were available to be issued.

Note (3) - Related Party:

The Company has leases with an affiliate to occupy space at $600 per month from January 1, 2018 to August 31, 2018, and at $750 per month from September 1, 2018 to August 31, 2023. Rent expense paid to affiliate for the year ended December 31, 2018 was $7,800. At December 31, 2018, the Due to related party in the amount of $2,250 arises from this arrangement.

Future minimum rent payments under the related party lease are as follows:

2019	$ 9,000
2020	9,000
2021	9,000
2022	9,000
2023	6,000
	$42,000

Note (4) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $126,253 which exceeded its requirement of $5,000 by $121,253. The Company had a ratio of aggregate indebtedness to net capital of .02 to 1 at December 31, 2018.

Note (5) – Clearing Agreement:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with the agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker. The Company did no clearing pursuant to this arrangement during 2018.

The receivable from the clearing broker arises from the clearing agreement.

AMERICAN LEDGER ATS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2018

SCHEDULE I

Members Capital			$	163,416
Non-allowable Assets:				
Fees Receivable	$	32,694		
Prepaid Expenses		4,469		
Total Non-Allowable Assets				37,163
Net Capital on Proprietary Positions				126,253
Minimum Net Capital Requirement - the greater of $5,000 or 12.5% of aggregate indebtness of $2,494				5,000
Excess Net Capital			$	121,253
Percentage of Aggregate Indebtness to Net Capital				1.98%
Total Aggregrate Indebtedness			$	2,494

Reconciliation with the Company's Computation of net capital included in Part IIA of Form X-17-a-5 as of December 31, 2018:
There is no significant difference between net capital reported in Part IIA of Form X-17-a-5 as of December 31, 2018 and net capital as reported above.

AMERICAN LEDGER ATS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2)(ii) of that rule.

AMERICAN LEDGER ATS LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)2(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Ledger ATS, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) American Ledger ATS, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Ledger ATS, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) American Ledger ATS, LLC stated that American Ledger ATS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. American Ledger ATS, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Ledger ATS, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC





AMERICAN LEDGER

Dan White
CEO
American Ledger
862 Patriot Dr #A
Moorpark, CA 93021
+1-646-530-8311

December 31, 2018

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

To the best knowledge and belief of American Ledger ATS LLC (formerly known as Creditstation ATS LLC):

The Company claimed the (k(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December31, 2018.

Daniel A. White

Dan White
CEO / President